UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

DOMINION MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Mark O. Webb

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of reporting persons Dominion Resources, Inc. I.R.S. identification nos. of above persons (entities only) 54-1229715
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 50,477,417[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 50,477,417[1]
11	Aggregate amount beneficially owned by each reporting person 50,477,417[1]
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 50.9%[2]
14	Type of reporting person CO

1.	Includes 11,847,789 common units representing limited partner interests (“Common Units”) and 31,972,789 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”).

Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Resources, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Also includes 6,656,839 Common Units held directly by QPC Holding Company (“QPC Holdco”). Dominion Questar Corporation (“Dominion Questar”) owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. Accordingly, Dominion may be deemed to indirectly beneficially own all of the Common Units directly held by QPC Holdco.

2.	Based upon 67,238,823 Common Units and 31,972,789 Subordinated Units outstanding as of December 1, 2016, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons Dominion Cove Point, Inc. I.R.S. identification nos. of above persons (entities only) 81-0571791
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 44.2%[2]
14	Type of reporting person CO

1.	Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 67,238,823 Common Units and 31,972,789 Subordinated Units outstanding as of December 1, 2016, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons Dominion MLP Holding Company, LLC I.R.S. identification nos. of above persons (entities only) 46-5165270
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 44.2%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 67,238,823 Common Units and 31,972,789 Subordinated Units outstanding as of December 1, 2016, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons Dominion MLP Holding Company II, Inc. I.R.S. identification nos. of above persons (entities only) 47-3459919
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person CO

1	Names of reporting persons Dominion Questar Corporation I.R.S. identification nos. of above persons (entities only) 87-0407509
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]
11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 9.9%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units in the Issuer held directly by QPC Holdco. Dominion Questar owns all of the common stock of QPC Holdco. Accordingly, Dominion Questar may be deemed to indirectly beneficially own the Common Units held by QPC Holdco.
2.	Based upon 67,238,823 Common Units outstanding as of December 1, 2016, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons QPC Holding Company I.R.S. identification nos. of above persons (entities only) 81-3649530
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]
11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 9.9%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units held directly by QPC Holdco.
2.	Based upon 67,238,823 Common Units outstanding as of December 1, 2016, such numbers having been provided to the filing persons by the Issuer.

Note: This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 2, 2015 and subsequently amended on October 6, 2015 and January 29, 2016. Capitalized terms used in this Amendment No. 3 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed by Dominion, Cove Point, Holdco, Holdco II, Dominion Questar and QPC Holdco (the “Reporting Persons”). Cove Point owns all of the membership interests in Holdco and Dominion owns all of the common stock of Cove Point and also all of the common stock of Holdco II. Dominion Questar owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. The principal business address and principal office address of each of the Reporting Persons other than Dominion Questar and QPC Holdco is 120 Tredegar Street, Richmond, Virginia 23219. The principal business address and principal office address of each of Dominion Questar and QPC Holdco is 333 South State Street, Salt Lake City, Utah 84111. See Item 6 of each Cover Page for each Reporting Person’s place of organization, which information is incorporated herein by reference.

The principal business of Dominion is the production and transportation of energy. The principal business of Cove Point is liquefied natural gas import, storage, regasification and transportation. The principal business of Dominion Questar is in the ownership and operation of natural gas transmission and storage assets.

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On December 1, 2016, the Issuer consummated the transactions contemplated by the Contribution, Conveyance and Assumption Agreement, dated as of October 28, 2016, with Dominion and QPC Holdco (which is filed as Exhibit 2 hereto and is incorporated herein by reference) (the “Third Contribution Agreement”). Pursuant to the Third Contribution Agreement, QPC Holdco contributed to the Issuer and the Issuer acquired from QPC Holdco all of the issued and outstanding membership interests of Questar Pipeline, LLC in exchange for consideration of $1.29 billion, consisting of (i) 6,656,839 Common Units with a value of $167,303,006.17, (ii) Series A Convertible Preferred Units representing limited partner interests in the Issuer with a value of $300 million and (iii) $822,696,933.83 in cash.

Additionally, on December 1, 2016, pursuant to the terms of the Third Contribution Agreement, the Issuer (i) repurchased 5,112,139 Common Units from Holdco II and 1,544,700 Common Units from Dominion MLP Holding Company III, Inc. and (ii) repaid $300.8 million of outstanding indebtedness payable to Holdco II pursuant to a promissory note dated April 1, 2015.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (which is filed as Exhibit 1 hereto and is incorporated herein by reference) (the “Partnership Agreement”). Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of certain beneficial ownership calculations contained herein pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Accordingly, the numbers reported in Items 7 through 11 of each Cover Page include both the Common Units and the Subordinated Units beneficially owned by the applicable Reporting Person, other than the Cover Pages for Dominion Questar, QPC Holdco and Holdco II, which include only Common Units. Similarly, the percentage reported in Item 13 of each Cover Page is based on the approximate number of Common Units (67,238,823) and Subordinated Units (31,972,789) issued and outstanding as of December 1, 2016, other than the percentages reported on the Cover Pages for Dominion Questar, QPC Holdco and Holdco II, which are based solely on the approximate number of Common Units issued and outstanding as of December 1, 2016.

Holdco is the record holder of 43,820,578 Units (11,847,789 Common Units and 31,972,789 Subordinated Units), over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of Holdco and Dominion’s ownership of 100% of the common stock of Cove Point. QPC Holdco is the record holder of 6,656,839 Common Units over which it shares voting and dispositive power with Dominion Questar and Dominion due to Dominion Questar’s ownership of 100% of the common stock of QPC Holdco and Dominion’s ownership of 100% of the common stock of Dominion Questar. As a result of the consummation of the transactions contemplated by the Third Contribution Agreement described in Item 3 above, Holdco II is no longer the record holder of any Common Units and will no longer be a Reporting Person in subsequent amendments to this Schedule 13D.

The number of Units held by each of the Reporting Persons’ directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 5(c) is hereby amended and restated as follows:

Except as otherwise stated herein, none of the Reporting Persons has engaged in any transactions involving Units during the past 60 days. To the best of the Reporting Persons’ knowledge, all transactions in Common Units effected by the Reporting Persons’ directors and officers during the past 60 days are disclosed on Schedule B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The General Partner, as the sole general partner of the Issuer, and Dominion, Holdco and QPC Holdco, as limited partners of the Issuer together with all other limited partners of the Issuer, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of the conversion of the Subordinated Units into Common Units and voting rights.

Subject to the terms and conditions of the Registration Rights Agreement, Dominion and Holdco have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws certain Common Units that they hold.

Under the Limited Liability Company Agreement of the General Partner amended as of March 11, 2014, and as a result of owning the General Partner, Dominion has the power to appoint all members of the Board of Directors of the General Partner.

On April 1, 2015, all of the Reporting Persons other than Dominion Questar and QPC Holdco entered into a Joint Filing Agreement relating to the filing of this Schedule 13D. On December 9, 2016, the Reporting Persons entered into an Amended Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which is attached hereto as Exhibit 3.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed December 1, 2016, which is incorporated in its entirety in this Item 6.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 20, 2014.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1.	Second Amended and Restated Agreement of Limited Partnership of Dominion Midstream Partners, LP dated as of December 1, 2016 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 1, 2016)

2.	Contribution, Conveyance and Assumption Agreement, dated as of October 28, 2016, by and among Dominion Resources, Inc., QPC Holding Company and Dominion Midstream Partners, LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 31, 2016)

3.	Amended Joint Filing Agreement, dated as of December 9, 2016 among Dominion Resources, Inc., Dominion Cove Point, Inc., Dominion MLP Holding Company, LLC, Dominion MLP Holding Company II, Inc., Dominion Questar Corporation and QPC Holding Company (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

DOMINION RESOURCES, INC.
a Virginia corporation

By:	/s/ Mark O. Webb
Mark O. Webb
Senior Vice President, General Counsel and Chief Risk Officer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ Mark O. Webb
Mark O. Webb
Senior Vice President and General Counsel

DOMINION MLP HOLDING COMPANY, LLC
A Delaware limited liability company

By:	/s/ Mark O. Webb
Mark O. Webb
Senior Vice President and General Counsel

DOMINION MLP HOLDING COMPANY II, INC.
A Virginia corporation

By:	/s/ Mark O. Webb
Mark O. Webb
Senior Vice President and General Counsel

DOMINION QUESTAR CORPORATION
A Utah corporation

By:	/s/ Mark O. Webb
Mark O. Webb
Senior Vice President and General Counsel

QPC HOLDING COMPANY
A Utah corporation

By:	/s/ Mark O. Webb
Mark O. Webb
Senior Vice President and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION RESOURCES, INC.

The business address of each person listed below is c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
William P. Barr	Former Attorney General of the United States and Retired Executive Vice President and General Counsel, Verizon Communications, Inc.	63,200
Helen E. Dragas	President and Chief Executive Officer, The Dragas Corporation	25,000
Adm. James O. Ellis, Jr., U.S. Navy (Ret.)	Retired President and Chief Executive Officer, Institute of Nuclear Power Operations	10,000
Thomas F. Farrell II	Chairman, President and Chief Executive Officer	69,900
John W. Harris	President and Chief Executive Officer, Lincoln Harris LLC	15,000
Ronald W. Jibson	Retired Chairman, President and Chief Executive Officer, Questar Corporation	—
Mark J. Kington	Managing Director, Kington Management, LLC	100,000
Pamela J. Royal, M.D.	Dermatologist, Royal Dermatology and Aesthetic Skin Care, Inc.	2,400
Robert H. Spilman, Jr.	President and Chief Executive Officer, Bassett Furniture Industries, Incorporated	12,500
Michael E. Szymanczyk	Retired Chairman and Chief Executive Officer, Altria Group, Inc.	25,000
David A. Wollard	Founding Chairman of the Board, Emeritus, Exempla Healthcare	20,846

[Schedule A Continues on Next Page]

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chairman, President and Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
David A. Christian	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group	13,200
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Dominion Generation Group	50,000
David A. Heacock	President and Chief Nuclear Officer, Dominion Nuclear	—
Robert M. Blue	Senior Vice President – Regulation, Law, Energy Solutions and Policy	5,000
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500
Diane Leopold	President, Dominion Energy	2,500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION COVE POINT, INC.

The business address of each person listed below is c/o Dominion Cove Point, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chairman, President and Chief Executive Officer of Dominion Resources, Inc.	69,900
David A. Christian	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	13,200
Mark F. McGettrick	Executive Vice President and Chief Financial Officer of Dominion Resources, Inc.	64,900

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Michele L. Cardiff	Vice President (Principal Accounting Officer)	500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY, LLC

The business address of each person listed below is c/o Dominion MLP Holding Company, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY II, INC.

The business address of each person listed below is c/o Dominion MLP Holding Company II, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
David A. Christian	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	13,200

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	President and Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION QUESTAR CORPORATION

The business address of each person listed below is c/o Dominion Questar Corporation, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
David A. Christian	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	13,200

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chief Executive Officer	69,900
Craig C. Wagstaff	President	—
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

[End of Schedule A]

DIRECTORS AND EXECUTIVE OFFICERS OF

QPC HOLDING COMPANY

The business address of each person listed below is c/o QPC Holding Company, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
David A. Christian	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	13,200

Executive Officers:

Name	Present Principal Occupation	Units Held
Craig C. Wagstaff	President	—
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

[End of Schedule A]

SCHEDULE B

TRANSACTIONS BY DIRECTORS AND

EXECUTIVE OFFICERS OF THE REPORTING PERSONS

DURING THE PAST 60 DAYS

Unit Holder	Date	Common Units Sold	Weighted Average Price per Unit	Price Range for Units Sold
John W. Harris	November 3, 2016	10,000	$24.40	$24.31 - $24.46
David A. Heacock	November 3, 2016	5,000	$24.31	$24.30 - $24.32